Exhibit 99.1

News Release

GREEN BANCORP, INC. AND PATRIOT BANCSHARES, INC. ANNOUNCE MERGER PLANS, CREATING A PREMIER TEXAS BANKING FRANCHISE

Creates the 15th Largest Bank Headquartered in Texas

HOUSTON, TX — May 27, 2015 — Green Bancorp, Inc. (NASDAQ: GNBC) and Patriot Bancshares, Inc. announced today they have entered into a definitive agreement and plan of merger valued at approximately $139 million based on the closing price of Green Bancorp common stock on May 26, 2015. The merger will result in a leading commercial bank specializing in serving small-to-middle market commercial clients in Houston, Dallas and Austin.

Upon completion of the merger, the combined company will have approximately $3.6 billion in assets, $2.8 billion in gross loans and $3.0 billion in deposits across 23 locations operating as Green Bank. Patriot Bancshares adds 6 locations in Houston, 2 in Dallas and 1 in Fannin County, Texas, strengthening Green Bancorp’s existing presence in the Houston and Dallas metro areas. The combined institution will be the 15th largest bank headquartered in Texas and the 7th largest Texas bank by deposits in the Houston metro area.

Green Bank Chairman, Manny Mehos, said, “We formed Green Bank in 2006 to take advantage of what we believed would be a wave of consolidation in the Texas banking industry.  Our goal from the beginning was to build a $5 billion in assets bank with a geographic focus on the very attractive growth markets of Houston, Dallas-Fort Worth, and Austin.  Over the last nine years, we have successfully completed and integrated five acquisitions building Green Bank into a strong middle market bank with over $2 billion in assets.”

Mr. Mehos continued, “Today, I am very pleased to announce our merger with Patriot Bancshares which marks a significant step towards the realization of our goal as well as positioning Green Bank to accelerate our strategy.  This merger provides the necessary scale for Green Bank to be a significant competitor in our markets as well as an extremely attractive merger partner for future deals.”

Geoff Greenwade, President and Chief Executive Officer of Green Bank, added, “Patriot Bancshares is the perfect partner for Green Bank given their complementary branch network, similar business philosophy, and opportunity to leverage our bankers’ relationships to drive organic growth.  Patriot’s management team has built a bank that fits very well with our portfolio banker model.  This merger also helps to strengthen our existing presence in Houston and Dallas in addition to diversifying our loan and deposit bases.”

Don Ellis, Chairman and Chief Executive Officer of Patriot Bancshares, concluded, “Today is an important day for our bank, our employees and our shareholders as we join the Green Bank team.  I believe this merger positions our combined bank to become the premier Texas franchise and believe Patriot shareholders will benefit from the long term value creation that this platform is uniquely positioned to generate.”

The combined company will continue to operate under the Green Bancorp name and its principal banking subsidiary will continue under the name Green Bank, N.A.  The combined company will be led by Green Bancorp’s Manuel Mehos as Chairman and Chief Executive Officer, Geoffrey Greenwade as President, John Durie as Chief Financial Officer and Donald Perschbacher as Corporate Chief Credit Officer. Patriot Bancshares Chairman and Chief Executive Officer Don Ellis will be named Vice Chairman of Green Bancorp’s board.

The merger agreement provides that Green Bancorp will issue at the closing 10,757,273 shares of Green Bancorp common stock to Patriot Bancshares shareholders in exchange for all outstanding Patriot common shares as well as Patriot Bancshares’ $10.4 million Series D and Series F preferred stock which will be converted to Patriot common stock in advance of the closing.  In addition, it is expected that Patriot Bancshares’ $27.3 million Series B and Series C TARP preferred stock (now held by private shareholders) will be redeemed in connection with the closing. The transaction is expected to generate significant earnings per share accretion from identified cost savings. Upon closing, Green Bancorp shareholders will own approximately 71% of the stock of the combined company and Patriot Bancshares shareholders will own approximately 29%.

Approvals

The transaction has been approved by the Boards of Directors of both companies, and is expected to close in the fourth quarter of 2015. The transaction is subject to approval by each company’s shareholders, as well as regulatory approval and other customary closing conditions. Certain shareholders of Green Bancorp and Patriot Bancshares have agreed to vote in favor of the transaction.

Advisors

Jefferies LLC served as financial advisor to Green Bancorp. Skadden, Arps, Slate, Meagher & Flom LLP served as Green’s legal counsel. Keefe, Bruyette & Woods, Inc. served as financial advisor to Patriot Bancshares. Harris Law Firm PC and Fenimore, Kay, Harrison & Ford, LLP served as Patriot’s legal counsel.

Conference Call

Green Bancorp will host a conference call and webcast on May 27, 2015 at 5:00 p.m. Eastern Time to discuss the transaction. The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562. A replay will be available starting at 8:00 p.m. Eastern Time on May 27, 2015 and can be accessed by dialing 1-877-870-5176, or for international callers, 1-858-384-5517. The passcode for the replay is 13611071. The replay will be available until 11:59 p.m. Eastern Time on June 3, 2015.

About Green Bancorp

Headquartered in Houston, Texas, Green Bancorp, Inc. is a bank holding company that operates Green Bank, N.A., in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States. To learn more about Green Bancorp, please visit the Company’s web site at www.greenbank.com. Green Bancorp uses its web site as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company’s web site and is readily accessible.

About Patriot, Bancshares, Inc.

Headquartered in Houston, Texas, Patriot Bancshares, Inc. is a bank holding company that operates Patriot Bank in the Houston and Dallas metro areas and in Fannin County, Texas. To learn more about Patriot Bancshares, please visit the Company’s web site at www.patriotbankusa.com.

Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp, Inc.’s and Patriot Bancshares, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp, Inc.’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green Bancorp, Inc.’s and Patriot Bancshares, Inc. ‘s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green Bancorp, Inc. and Patriot Bancshares, Inc.  businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green Bancorp, Inc. and Patriot Bancshares, Inc. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Green Bancorp, Inc.’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green Bancorp, Inc. with the SEC may be obtained free of charge at Green Bancorp’s investor relations website at investors.greenbank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green Bancorp upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green Bancorp, Inc. intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Patriot Bancshares, Inc. and Green Bancorp, Inc. and a prospectus of Green Bancorp, Inc., and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Patriot Bancshares, Inc. and Green Bancorp, Inc. are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green Bancorp, Inc. by writing to the address provided above.

Green Bancorp and Patriot Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about these participants may be found in the definitive proxy statement of Green Bancorp relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

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